                                                                 EXHIBIT (A)(34)

       SECOND SUPPLEMENT TO THE OFFER TO PURCHASE DATED JANUARY 31, 1997

                                HLT CORPORATION

                         A WHOLLY OWNED SUBSIDIARY OF

                           HILTON HOTELS CORPORATION
        HAS AMENDED ITS OFFER AND IS NOW OFFERING TO PURCHASE FOR CASH
                       65,000,000 SHARES OF COMMON STOCK
               (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING
                  CUMULATIVE PREFERRED STOCK PURCHASE RIGHTS)
                                      OF

                                ITT CORPORATION
                                      AT
                           $80 NET PER SHARE IN CASH

--------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
    CITY TIME, ON MONDAY, NOVEMBER 17, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE AT LEAST 63,500,000 SHARES (THE "MINIMUM CONDITION"), (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION"), (3) THE PURCHASER BEING SATISFIED THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "CONTROL SHARE CONDITION"), (4) THE PURCHASER BEING SATISFIED THAT THE NEVADA BUSINESS COMBINATION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "BUSINESS COMBINATION CONDITION"), AND (5) THE PURCHASER BEING SATISFIED THAT ALL MATERIAL GAMING APPROVALS HAVE BEEN OBTAINED ON TERMS SATISFACTORY TO THE PURCHASER (THE "GAMING CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE. THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING. SEE THE INTRODUCTION AND SECTIONS 1, 14 AND 15 OF THE OFFER TO PURCHASE, AND THE SCHEDULE 14D-1.

                               ----------------

                                   IMPORTANT

  HILTON HOTELS CORPORATION ("PARENT") AND HLT CORPORATION (THE "PURCHASER") ARE STILL SEEKING TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR THE PURCHASER. THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED SECOND-STEP MERGER CONSIDERATION) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF PARENT AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT, THE PURCHASER AND THE COMPANY.

                               ----------------

                     The Dealer Manager for the Offer is:

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

November 3, 1997

  Any stockholder desiring to tender all or any portion of his Shares, and the associated Rights, should either (i) complete and sign the Letter of Transmittal which accompanies the Offer to Purchase, the First Supplement or this Second Supplement (or a facsimile thereof) in accordance with the instructions in such Letter of Transmittal and (A) mail or deliver it together with the certificate(s) representing tendered Shares and, if separate, the certificate(s) representing the associated Rights ("Rights Certificates"), and any other required documents, to the Depositary or (B) tender such Shares (and associated Rights, if applicable) pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares (and associated Rights, if applicable) are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares and, if applicable, the associated Rights. Stockholders will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. See Section 3 of the Offer to Purchase.

  A stockholder who desires to tender Shares and associated Rights, and whose certificates representing such Shares (and, if applicable, associated Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer (as described in Section 3 of the Offer to Purchase) on a timely basis, may tender such Shares (and, if applicable, associated Rights) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

  Questions and requests for assistance, or for additional copies of the Offer to Purchase, the First Supplement, this Second Supplement, the revised (green) Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Second Supplement. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to Purchase, the First Supplement, this Second Supplement, the revised (green) Letter of Transmittal, or other tender offer materials.

To the Holders of Shares of Common Stock (Including the Associated Series A Participating Cumulative Preferred Stock Purchase Rights) of ITT Corporation:

                                 INTRODUCTION

  The following information amends and supplements the Offer to Purchase dated January 31, 1997 (as amended and supplemented by the Schedule 14D-1 to which the Offer to Purchase is an exhibit, the "Offer to Purchase") and the Supplement to the Offer to Purchase dated August 7, 1997 (the "First Supplement") of HLT Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"). Pursuant to this Second Supplement, the Purchaser is now offering to purchase (i) 65,000,000 shares (the "Maximum Number") of common stock, without par value (the "Shares"), of ITT Corporation, a Nevada corporation (the "Company"), and (ii) unless and until validly redeemed by the Board of Directors of the Company (the "Board"), the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent (as previously amended, the "Rights Agreement"), at a price of $80 per Share (including associated Right), net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement, this Second Supplement, and in the related Letter of Transmittal (which together constitute the "Offer"). Unless the context requires otherwise, all references in this Second Supplement to Shares shall include the associated Rights and all references to the Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

  The Minimum Condition requires that at least 63,500,000 Shares be tendered and not withdrawn before the Expiration Date.

  Except as otherwise set forth in this Second Supplement, the terms and conditions previously set forth in the Offer to Purchase and the First Supplement remain applicable in all respects to the Offer, and this Second Supplement should be read in conjunction with the Offer to Purchase and the First Supplement. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase and the First Supplement.

  The Offer is subject to the fulfillment of certain conditions, including the following: (1) the Minimum Condition, (2) the Rights Condition, (3) the Control Share Condition, (4) the Business Combination Condition, and (5) the Gaming Condition, each of which is described in the Offer to Purchase. See the Introduction and Sections 14 and 15 of the Offer to Purchase and Section 7 of the First Supplement.

  Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may use either the original (blue) Letter of Transmittal and the original (grey) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, the (yellow) Letter of Transmittal and the (beige) Notice of Guaranteed Delivery circulated with the First Supplement, or the revised (green) Letter of Transmittal and the revised
(grey) Notice of Guaranteed Delivery circulated with this Second Supplement. While the original (blue) Letter of Transmittal refers to the Offer to Purchase dated January 31, 1997, and the (yellow) Letter of Transmittal refers to the First Supplement dated August 7, 1997, stockholders using such documents to tender their Shares will nevertheless receive $80 for each Share validly tendered and not withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

  SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $80 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 1 OF THIS SECOND SUPPLEMENT. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

  THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT AND THIS SECOND SUPPLEMENT, THE AMENDMENTS THERETO AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. AMENDED TERMS OF THE OFFER

  The discussion set forth in Section 1 of the Offer to Purchase and Section 1 of the First Supplement is hereby amended and supplemented as follows:

  The price per Share to be paid pursuant to the Offer has been increased from $70 per Share (and associated Right) to $80 per Share (and associated Right), net to the seller in cash, and the Maximum Number of Shares to be purchased in the Offer has been increased to 65,000,000 Shares. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Second Supplement) will receive the increased price. The Expiration Date has been extended to 12:00 Midnight, New York City Time, on Monday, November 17, 1997, unless and until the Purchaser, in its sole discretion, shall further extend the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. To the extent required by applicable law, the Purchaser intends to extend the Offer to expire five business days following satisfaction or waiver of the material conditions to the Offer.

  The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. Parent is still seeking to negotiate with the Company a definitive acquisition agreement (the "Proposed Merger Agreement," which is being filed as an exhibit to the Schedule 14D-1), pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate the Proposed Merger with Parent or the Purchaser or another direct or indirect wholly owned subsidiary of Parent. In the Proposed Merger, at the effective time of the Proposed Merger (the "Effective Time"), each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Parent, the Purchaser or any direct or indirect wholly owned subsidiary of Parent) will be converted into (i) two shares of Hilton Common Stock, $2.50 par value per share ("Hilton Common Stock"), and (ii) unless the volume-weighted average of the prices per share of Hilton Common Stock for all trades reported on the NYSE (or such other exchange on which shares of Hilton Common Stock are then listed) during the 20 trading days immediately preceding the last business day before the Effective Time is equal to or greater than $40, two shares of Contingent Value Preferred Stock ("CVP Shares").

  The CVP Shares. As described in Annex I to this Second Supplement, upon the redemption of the CVP Shares, each CVP Share entitles the holder (a "CVP Holder") to receive the amount, if any, by which $40 (the "Target Price") exceeds the per share stock price of the Hilton Common Stock measured, as described below, during a Valuation Period (as defined below) ending immediately prior to the first anniversary of the Effective Time, subject to a maximum amount of $12 per CVP Share (the "Maximum Redemption Amount"). The CVP Shares will be redeemed for this amount on the first anniversary of the Effective Time, unless earlier redeemed as a result of a Disposition (as defined in Annex I to this Second Supplement).

  The per share stock price of the Hilton Common Stock for purposes of the foregoing, defined as the "Current Market Value," will be measured by taking the volume-weighted average of the prices per share of Hilton Common Stock for all trades reported on the NYSE (or such other exchange on which shares of Hilton Common Stock are then listed) of shares of Hilton Common Stock on 20 trading days in the Valuation Period, which 20 trading days will be randomly chosen on the first business day following the end of the Valuation Period by the public accounting firm then serving as the auditor of Parent's financial statements. "Valuation Period" means the 45 trading day period immediately preceding (but not including) the first anniversary of the Effective Time.

  Any amount to be paid to CVP Holders upon redemption of the CVP Shares may be paid in cash, in the equivalent value of registered Hilton Common Stock, or in any combination thereof, except amounts payable upon redemption for $0.001 per CVP Share (the "Minimum Redemption Amount") will be paid in cash. The CVP Shares will be redeemed for the Minimum Redemption Amount if (i) the Current Market Value equals or exceeds $40, calculated as described above, or (ii) the volume-weighted average of the prices per share of Hilton Common Stock for all trades reported on the NYSE (or such other exchange on which shares of Common Stock are then listed) during any 20 consecutive trading day period prior to the first anniversary of the Effective Time equals or exceeds $40 per share.

  If Parent recapitalizes through a subdivision of its outstanding shares of Hilton Common Stock into a greater number of shares of Hilton Common Stock, or a combination of its outstanding shares of Hilton Common Stock into a lesser number of shares of Hilton Common Stock, or reorganizes, reclassifies or otherwise changes its outstanding shares of Hilton Common Stock into the same or a different number of shares of other classes, or declares a dividend on its outstanding shares of Hilton Common Stock payable in shares of its capital stock or securities convertible into shares of its capital stock, the CVP shares will be similarly recapitalized, combined, reorganized, reclassified or otherwise changed, and the terms thereof will be appropriately adjusted. No fractional shares or scrip representing fractional shares of Hilton Common Stock will be issued or paid upon redemption of the CVP Shares. In lieu thereof, a cash payment will be made in an amount equivalent to the per share fair market value of the fraction of the share of Hilton Common Stock.

  Upon the consummation of a Disposition, each CVP Share will be redeemed for payment of the lesser of (i) an amount, if any, by which the Discounted Target Price exceeds the fair market value (as determined by an independent financial expert) of the consideration received for each share of Hilton Common Stock as a result of such Disposition and assuming that the holder of such Hilton Common Stock did not exercise any right of appraisal granted under law with respect to such Disposition and (ii) the Maximum Redemption Amount.

  Parent will use its reasonable best efforts to cause the CVP Shares to be listed on the NYSE, the American Stock Exchange, or The Nasdaq National Market. The foregoing summary of the terms of the CVP Shares is qualified in its entirety by reference to Annex I to this Second Supplement, which provides a more detailed summary of the terms of the CVP Shares.

  This Second Supplement, the revised (green) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and Rights, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of holders of Shares, and the list of holders of Rights, if applicable, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares and Rights.

2. PRICE RANGE OF SHARES; DIVIDENDS

  The discussion set forth in Section 6 of the Offer to Purchase and Section 2 of the First Supplement is hereby amended and supplemented as follows:

  According to publicly available sources, the Company has paid no cash dividends on the Shares since the date of the First Supplement.

  The high and low sales prices per Share on the NYSE as reported by published financial sources for the third quarter of 1997 were $68.4375 and $60.8750, respectively, and for the fourth quarter of 1997 (through October 31, 1997) were $77.5000 and $68.0000, respectively.

  On October 31, 1997, the last full trading day prior to the announcement of the increase in the Offer Price, the last reported sales price of the Shares on the NYSE was $74.6875. The increased Offer Price represents over an 87% premium to the last reported sale price ($42.625) of the Shares on the NYSE prior to the announcement of the Offer. Stockholders are urged to obtain current market quotations for the Shares.

3. CERTAIN INFORMATION CONCERNING THE COMPANY SINCE AUGUST 7, 1997

  The discussion set forth in Section 7 of the Offer to Purchase and Section 3 of the First Supplement is hereby amended and supplemented as follows:

  On August 14, 1997, the Compensation and Personnel Committee of the Board of Directors of the Company voted to provide or modify existing severance arrangements for certain officers and employees in the event of a change in control. Under this "golden parachute" plan, Mr. Araskog would receive $55 million. Company executives overall would receive $165 million.

  At a meeting held on August 14, 1997, the Board of Directors of the Company, without having spoken to Parent or the Purchaser, voted to confirm its opposition to the Offer and the Proposed Merger.

  On October 19, 1997, the Company announced that it had reached an agreement (the "Starwood Agreement") to be acquired in a merger by Starwood Lodging Corporation and Starwood Lodging Trust ("Starwood").

  Set forth below is a summary of certain consolidated financial information with respect to the Company, excerpted or derived from the audited financial information of the Company contained in the Company 1996 10-K and unaudited information of the Company contained in the Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 1997. More comprehensive financial information is included in such reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission or the NYSE in the manner set forth in Section 7 of the Offer to Purchase.

                                ITT CORPORATION

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                        SIX MONTHS ENDED      YEARS ENDED
                                            JUNE 30,          DECEMBER 31,
                                        ----------------- --------------------
                                          1997     1996    1996   1995   1994
OPERATING INFORMATION:
Revenues............................... $  3,215 $  3,140 $6,597 $6,252 $4,709
Costs and Expenses.....................    2,963    2,798  5,869  5,684  4,417
Operating Income.......................      252      342    728    568    292
Net Income.............................      279      116    249    147     74
Earnings Per Share.....................     2.37      .97   2.11   1.24    .63
Weighted Average Common Equivalent
 Shares................................      118      119    118    118    117

                                                                   AT DECEMBER
                                                      AT JUNE 30,      31,
                                                      ----------- -------------
                                                         1997      1996   1995
BALANCE SHEET INFORMATION:
Current Assets.......................................   $1,216    $1,698 $1,143
Total Assets.........................................    8,463     9,275  8,692
Current Liabilities..................................    1,384     1,391  1,459
Long-Term Debt.......................................    2,789     3,894  3,575
Total Liabilities....................................    5,117     6,201  5,756
Stockholders' Equity.................................    3,346     3,074  2,936

  On October 14, 1997, the Company issued a press release which included certain unaudited financial data with respect to the Company for its third quarter ended September 30, 1997, and the first nine months of 1997. The following is excerpted from such press release, and is qualified in its entirety by reference to such release:

    ITT Corporation (NYSE: ITT) today reported third quarter net income, excluding one-time items and assets held for disposition, of $83 million, or 69 cents per share, compared with the 1996 third quarter net income on the same basis of $68 million, or 58 cents per share. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the 1997 quarter was $262 million versus $228 million in the 1996 third quarter. Revenues, excluding assets held for sale, of $1.64 billion were 2% above the $1.61 billion in the 1996 third quarter. Reported third quarter 1997 net income was $61 million, or 51 cents per share compared with $67 million, or 57 cents per share in the 1996 quarter including the following one-time items:

  -- An after-tax provision of $17 million (also $17 million pre-tax), or 14 cents per share, for costs associated with the hostile offer for the Company by Hilton Hotels Corporation in the 1997 third quarter.

  --An after-tax loss of $5 million ($8 million pre-tax), or 4 cents per share, in the 1997 third quarter at The Desert Inn in Las Vegas and the Company's riverboat casino in Tunica, Mississippi. ITT has decided to dispose of these properties and accordingly has reflected them as assets held for sale. The 1996 third quarter included an after-tax loss of $1 million ($3 million pre-tax), or 1 cent per share from these properties and for ITT's interest in MSG and WBIS+-TV, which it has also agreed to sell.

    Net income for the first nine months of 1997, excluding all one-time items and assets held for disposition, was $201 million, or $1.70 per share, a 14% increase over the comparable $176 million, or $1.49 per share in the 1996 period. Reported earnings for the first nine months were $340 million or $2.87 per share compared with $183 million, or $1.54 per share in the 1996 period. Revenues, excluding assets held for sale, of $4.77 billion were 3% above the comparable $4.63 billion in the year ago period.

4. CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER SINCE AUGUST 7,
1997

  The discussion set forth in Section 8 of the Offer to Purchase and Section 4 of the First Supplement is hereby amended and supplemented as follows:

  Set forth below is a summary of certain consolidated financial data with respect to Parent and its subsidiaries, excerpted or derived from audited financial information presented in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Parent 1996 10-K") and the unaudited financial information contained in Parent's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (the "Parent 1997 Second Quarter 10-Q"). The financial information summary set forth below is qualified in its entirety by reference to the Parent 1996 10-K, the Parent 1997 Second Quarter 10-Q, and other documents, financial information and related notes contained therein which have been filed with the Commission, and which are hereby incorporated herein by reference. Such reports and other documents may be inspected and copies may be obtained from the Commission, the NYSE or the Pacific Stock Exchange ("PSE") in the manner set forth in Section 8 of the Offer to Purchase.

                           HILTON HOTELS CORPORATION

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                              SIX MONTHS
                                              ENDED JUNE       YEARS ENDED
                                                  30,          DECEMBER 31,
                                             ------------- --------------------
                                              1997   1996   1996   1995   1994
OPERATING INFORMATION:
Revenues.................................... $2,663 $1,961 $3,940 $3,555 $3,301
Expenses....................................  2,303  1,769  3,611  3,200  3,015
Operating Income............................    360    192    329    355    286
Income Before Extraordinary Items...........    161     96    156    173    122
Net Income..................................    161     96     82    173    122
Net Income Per Share........................    .62    .49    .41    .89    .63
Weighted Average Common Equivalent Shares...    251    195    197    194    193

                                                                   AT DECEMBER
                                                      AT JUNE 30,      31,
                                                      ----------- -------------
                                                         1997      1996   1995
BALANCE SHEET INFORMATION:
Current Assets.......................................   $  927    $1,151 $1,100
Total Assets.........................................    7,676     7,577  3,443
Current Liabilities..................................      862       998    917
Long-Term Debt.......................................    2,745     2,606  1,070
Total Liabilities....................................    4,322     4,366  2,189
Stockholders' Equity.................................    3,354     3,211  1,254

  Effective December 18, 1996, Parent completed the merger of Bally Entertainment Corporation ("Bally") with and into Parent pursuant to an agreement dated June 6, 1996. Parent's consolidated results of operations have incorporated Bally's activity from the effective date of the merger. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place on January 1, 1996. This pro forma information does not purport to be indicative of future results or what would have occurred had the acquisition been made as of that date.

                                  SIX MONTHS
                                    ENDED                YEAR ENDED
                                   JUNE 30,             DECEMBER 31,
                              -------------------   --------------------
                                     1996                   1996
                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenue......................   $             2,536    $             5,041
Operating Income.............                   310                    525
Income Before Extraordinary
 Item........................                   140                    243
Net Income...................                   140                    169
Net Income Per Share.........                   .53                    .64

  On October 21, 1997, Parent issued a press release reporting unaudited 1997 third quarter net income of $94 million ($.36 per share) compared to $54 million ($.28 per share) for the same period a year ago, an increase of 74%. For the three months ended June 30, 1997, Parent's consolidated revenue increased 39% to $1.3 billion from $.9 billion for the same period a year ago. Operating income for the three months ended September 30, 1997, increased 96% to $198 million from $101 million in 1996.

5. SOURCE AND AMOUNT OF FUNDS

  The discussion set forth in Section 9 of the Offer to Purchase and Section 5 of the First Supplement is hereby amended and supplemented as follows:

  As a result of the increase in the Offer Price, the Purchaser estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and the Proposed Merger and to pay related fees and expenses will be approximately $5.4 billion. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent. Parent plans to obtain the funds for such capital contributions or advances from a combination of its available cash, working capital, existing credit facilities, borrowings under credit facilities that Parent will seek to obtain from commercial banks and/or issuance of public debt. Although there are no commitments by such borrowing sources at this time, Parent intends to have such credit facility or facilities in effect prior to the satisfaction or waiver of the conditions to the Offer. It is anticipated that the indebtedness incurred by Parent in connection with the Offer and the Proposed Merger will be repaid as described in the Offer to Purchase. See Section 9 of the Offer to Purchase.

6. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY SINCE AUGUST 7, 1997

  The discussion set forth in Section 10 of the Offer to Purchase and Section 6 of the First Supplement is hereby amended and supplemented as follows:

  On October 6, 1997, Parent and the Purchaser filed supplementary proxy materials (the "Supplementary Proxy Materials"). The Supplementary Proxy Materials set forth, among other things, the collar provisions Parent had proposed with respect to the Proposed Merger following consummation of the Offer.

  On October 7, 1997, Parent received a letter (the "J.P. Morgan Letter") from J.P. Morgan Securities Inc. ("J.P. Morgan") indicating that based upon its knowledge and experience in the loan syndication market, J.P. Morgan is "highly confident the aggregate amount of the proposed syndication financing" for the acquisition of the Shares in the Offer "can be raised by Parent."

  On October 16, 1997, Mr. Bollenbach sent the following letter to the Board of Directors of the Company:

October 16, 1997

Board of Directors
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Members of the Board:

  Press reports, including this morning's article in USA Today, indicate that ITT is once again seeking to take action that, in the words of ITT's chairman, Rand Araskog, would "change the landscape" between now and the November 12 annual meeting. These press reports raise the concern that ITT management will now propose a new transaction that, like the break-up plan, is designed not to provide the greatest value to shareholders, but rather to defeat the Hilton offer and deprive ITT shareholders of a meaningful choice.

  As I am sure you are aware, the clear purpose and intent of the Nevada federal court's decision is to permit the ITT shareholders to make an unimpeded choice as to whether they wish to accept the Hilton offer by electing Hilton's nominees to the ITT Board. Accordingly, any action taken by ITT prior to the annual meeting that would interfere with the ability of the ITT shareholders to choose to accept the Hilton offer by electing the Hilton nominees would violate the court's order.

  We expect that you, as the directors of ITT, will not again permit ITT to take such action. In the event ITT does take such action, however, Hilton will hold ITT, its Board of Directors, and any third party that may be involved, responsible for violating the court's direction to hold a fair annual meeting and to give shareholders an unimpeded choice. In addition to injunctive relief, Hilton would, if appropriate, seek to recover monetary damages arising from any such action.

  The combination of Hilton and ITT represents a tremendous opportunity for both our companies, and will provide the greatest value to the ITT shareholders. The interests of both our companies would best be served by your meeting with us now to reach a prompt completion of the Hilton-ITT combination. We continue to view your failure to meet with us to constitute an inexplicable violation of your fiduciary duties to your shareholders.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

  On October 17, 1997, Mr. Bollenbach sent the following letter to Mr.
Araskog:

October 17, 1997

Mr. Rand V. Araskog
Chairman and Chief Executive Officer
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Mr. Araskog:

  I was heartened by your comment in your interview with Reuters that there is "always room for negotiation at a particular point in time." I also appreciated your statement to USA Today that this matter is "not personal" between us. You are right that this is not personal, nor should it be, and I have previously apologized for comments that I made in jest.

  I disagree, however, with your conclusion that we haven't yet reached the point in time at which negotiation makes sense. The sooner we can talk, and get working on putting our two companies together, the greater the benefit not only for our respective shareholders, but also for our employees and other constituencies.

  In this regard, I would like to suggest that, if you have not yet implemented the layoffs you announced last Monday, we should talk soon about the place these employees could have in the combined Hilton-ITT. While the combination of our companies will produce substantial cost savings through consolidation of positions and other synergies, I view the combined company as very much a growth company. There are many positions in the combined company that could use most of the good and experienced employees now at ITT.

  This is only one example of the many reasons why we have reached the time for negotiation. I honestly hope that we can meet in the next few days, whether it be the two of us, or a meeting between our representatives and advisors. This is a combination that makes sense, and it makes sense for all of us.

  I look forward to hearing from you.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

  According to the Company, the weekend following delivery of these letters to the Board of Directors of the Company and Mr. Araskog, the Company provided information to and engaged in discussions with at least three parties, other than Parent, that had indicated an interest in acquiring the Company. This resulted in the Starwood Agreement. Nonetheless, the Company did not provide any information to, engage in any discussions with, or contact Parent with respect to the Offer or the Proposed Merger.

  On November 3, 1997, Mr. Bollenbach sent the following letter to the Board of Directors of the Company:

November 3, 1997

Board of Directors
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Members of the Board:

  Hilton is announcing this morning a revised offer for all of ITT that is clearly superior to the proposed Starwood merger that you approved two weeks ago. Under Hilton's revised offer, Hilton has shifted some of the value from the Hilton common stock that we were prepared to issue under our previously announced offer and added that value to the cash portion of our offer. This allows us to offer $80 per ITT share in cash for 65,000,000 ITT shares, representing about 55% of the currently outstanding ITT shares. In our second step merger, each remaining ITT share will be converted into two Hilton shares.

  Based on our confidence in the tremendous operating benefits that the Hilton-ITT combination will generate, we will also guarantee that the stock price of the Hilton shares issued in the merger will reach at least $40 per share (i.e. $80 per ITT share) within one year after the merger. This guarantee will take the form of contingent value preferred stock that will pay the holder additional cash or Hilton shares with a value equal to the difference between $40 and the stock price per Hilton share one year after the merger, up to a $12 maximum per Hilton share, in the event the Hilton shares issued in the merger have not reached a stock price of at least $40 per share within the first year after the merger.

HILTON'S OFFER PROVIDES GREATER AND MORE CERTAIN VALUE

  While the Starwood bid, which will be paid 82% in Starwood "paired shares" and only 18% in real dollars, has a purported value of $82 per ITT share, its actual value is far lower. Serious issues with respect to the true value of Starwood's paired shares, the sustainability of Starwood's tax avoidance structure, the timing of completion of the proposed Starwood merger, and the question of whether the proposed Starwood merger will close at all, create substantial risks and uncertainties that greatly reduce the value of Starwood's bid.

  In contrast to the Starwood bid, Hilton's revised offer will provide $80 per ITT share in real dollars for 55% of the outstanding ITT shares. Hilton's second step consideration of two Hilton shares per ITT share, even with no guarantee, would offer more real value than the inflated Starwood shares that would be issued in the Starwood proposal. The guarantee embodied in the contingent value preferred stock ensures that this is true.

  The value of the Hilton shares to be issued in the merger will be further enhanced by the extraordinary operating benefits and synergies created by the combination of our two companies. There can be no debate that the Hilton-ITT combination creates far greater operating benefits than a combination of Starwood and ITT. Indeed, the primary synergy of the proposed Starwood-ITT merger is a tax structure that is both overstated in value and certain to come under intense scrutiny from the Internal Revenue Service and Congress. We also think that there can be no debate that the operating track record of Hilton's management far surpasses that of Starwood's. Speaking personally, with virtually all my wealth invested in Hilton stock, and on behalf of my fellow Hilton directors and managers who, with me, own about 28% of the outstanding Hilton shares, we are tremendously excited by the superb value we see in the combined Hilton-ITT.

HILTON'S OFFER PROVIDES GREATER SPEED AND CERTAINTY OF COMPLETION

  In connection with Hilton's restructured offer, we are extending the expiration date of our cash tender offer, with its revised $80 per share price and increased number of shares, to November 17. Other than ITT Board action to exempt the offer from ITT's poison pill and the Nevada takeover statutes, the only approvals still pending to close the offer are Nevada gaming approval and FCC approval. We anticipate receiving these approvals immediately after ITT's November 12 annual meeting and, accordingly, we expect to close the tender offer within one to two weeks after the annual meeting. With your cooperation, we could close the tender offer even sooner. We expect to close the second-step merger within 90 days thereafter.

  In contrast, ITT and Starwood initially stated that the proposed Starwood merger could not close until March 1998. While ITT has recently tried to claim that this timetable could be accelerated, based on our experience, even ITT's original timetable is extremely optimistic. We believe a six to nine-month time frame is more realistic. In addition, the Starwood proposal is subject to numerous approvals and has far less certainty of ever closing at all. Together with the uncertain value of the Starwood "paired shares," the substantial delay and uncertainty of completion associated with the Starwood merger makes it even riskier and less valuable.

                                    *  *  *

  Hilton is also announcing today the filing of a new lawsuit against ITT and its incumbent directors. While we would have preferred not to have to take this legal action, the conduct of the ITT Board and management over the course of the last eight months makes this step necessary. The lawsuit seeks to rescind the Starwood merger agreement, particularly the grossly excessive break-up fees and expenses that the ITT Board granted to Starwood under that agreement, and to recover damages from members of the Board individually in connection with a number of actions taken in clear violation of the Board's fiduciary duties.

  In addition to the Starwood break-up fees and expenses, which were granted as part of an auction for ITT that expressly excluded Hilton, these unlawful actions include: unilaterally granting $165 million in golden parachutes to ITT executives, a violation not only of the Board's duties but also of ITT's own policy of not granting golden parachutes without shareholder approval; issuing $550 million of European junk bonds obligating ITT to pay exorbitant interest rates, in furtherance of ITT's break-up plan, just ten days before the Nevada federal court enjoined that plan because its primary purpose was to entrench the incumbent ITT Board; granting $29 million in break-up fees and expenses to Clayton, Dubilier & Rice in connection with the abandoned plan; and agreeing to innumerable change-of-control penalty provisions in hotel management contracts and franchise agreements, which will be triggered if the incumbent ITT Board is removed from office by the election of the Hilton nominees.

  We hope that, notwithstanding this history, you will now sit down with us to finalize the Hilton-ITT combination. If you are still unwilling to talk, however, we have every confidence that the ITT shareholders will elect our nominees on November 12 so that they can accept the superior Hilton offer.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

7. CERTAIN LEGAL MATTERS SINCE AUGUST 7, 1997; REGULATORY APPROVALS SINCE AUGUST 7, 1997

  The discussion set forth in Section 15 of the Offer to Purchase and Section 7 of the First Supplement is hereby amended and supplemented as follows:

  Nevada Gaming Regulations. The Chairman of the Nevada Board has stated that the Nevada Board will hold a special meeting on November 13, 1997 to consider the application of Parent and the Purchaser to acquire control of the Company. Parent has requested that the Nevada Commission schedule a special meeting on November 13 or 14, 1997 to consider the application of Parent and the Purchaser to acquire control of the Company.

  New Jersey Gaming Regulations. At a hearing on October 22, 1997, the New Jersey Casino Control Commission (the "CCC") unanimously qualified three of the nominees of Parent or the Purchaser ("Hilton Nominees") to serve as members of the Board in the event they are elected at the Annual Meeting. In addition, at that hearing, the Chairman of the CCC stated that action would be taken with respect to qualification (either on a plenary or temporary basis) of the other eight Hilton Nominees at the CCC's next hearing on November 5, 1997. At the October 22, 1997 hearing, the CCC also directed Parent to file for interim casino authorization immediately following completion of the Offer.

  Federal Communications Act Approvals. On October 15, 1997, the FCC issued an order approving the insubstantial transfer of control of the Company that would result upon the election of the Hilton Nominees at the Company's 1997 Annual Meeting.

  Certain Litigation. On August 25, 1997, Parent and the Purchaser filed a motion in the U.S. District Court for the District of Nevada seeking (i) to preliminarily and permanently enjoin the Company and its directors from proceeding with their proposed plan to break the Company up by spinning off the Company's hotel and gaming businesses and the Company's educational services business (the "Comprehensive Plan"), (ii) declaratory relief that by adopting the Comprehensive Plan, the Company's directors breached their fiduciary duties to the Company and its stockholders, (iii) declaratory relief that the Company may not implement its Comprehensive Plan without obtaining a stockholder vote, and (iv) to require the Company to conduct its Annual Meeting no later than November 14, 1997. On September 29, 1997, the Nevada Court found that the Company's Comprehensive Plan "had as its primary purpose the entrenchment of the current ITT board," and that the implementation of the Comprehensive Plan was designed to "impermissibly impede the exercise of the shareholder franchise." The Nevada Court enjoined the Company from implementing the Comprehensive Plan, and further ordered that the Company hold its Annual Meeting on or before November 14, 1997.

  On November 3, 1997, Parent and the Purchaser filed a complaint in the Nevada Court against the Company, Starwood and individual members of the Board. The complaint alleges that the Company and its directors unlawfully excluded Hilton from the process that led to the Company entering into the Starwood Agreement and that the Company and its directors wrongfully agreed to pay Starwood a grossly excessive "break up" fee of up to $225 million and expense reimbursement in excess of $25 million. The complaint alleges that the "break up" fee and expense reimbursement provisions constitute a gross waste of the Company's corporate assets and unlawfully interfere with the right of the Company's stockholders to vote for the Hilton Nominees. The complaint further alleges that the Company's directors have breached their fiduciary duties to the

Company's stockholders by engaging in corporate waste for the primary purpose of entrenching and benefiting themselves and others in their positions at the Company and that they have made materially misleading disclosures with respect to the transaction contemplated by the Starwood Agreement. The complaint seeks, among other things, an order invalidating the Starwood Agreement, particularly the "break up" fee and expense reimbursement provisions thereof, and seeks over $500 million in damages from the individual directors.

8. MISCELLANEOUS

  Parent and the Purchaser have filed with the Commission amendments to the
Schedule 14D-1 furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1 and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the same manner as described in Section 8 of the Offer to Purchase with respect to information concerning the Company.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS SECOND SUPPLEMENT, THE FIRST SUPPLEMENT, THE OFFER TO PURCHASE, THE LETTERS OF TRANSMITTAL, OR THE SCHEDULE 14D-1, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Except as modified by this Second Supplement and any amendments to the
Schedule 14D-1, the terms and conditions set forth in the Offer to Purchase and the First Supplement remain applicable in all respects to the Offer, and this Second Supplement should be read in conjunction with the Offer to Purchase, the First Supplement and the revised (green) Letter of Transmittal.

                                                          HLT CORPORATION

November 3, 1997

                                    ANNEX I

                CONTINGENT VALUE PREFERRED STOCK ("CVP STOCK")

ISSUER.......................  The company surviving the Proposed Merger.

LIQUIDATION PREFERENCE.......  The lesser of (i) the amount, if any, by which the Target Price exceeds the Current Market
                               Value (determined as if the Valuation Period were the 45 trading day period immediately preceding (but not including) the date of liquidation), and (ii) the Maximum Redemption Amount, subject to a minimum liquidation preference of $1 per share.

NO DIVIDENDS OR INTEREST.....  No dividends or interest shall accrue on any amounts payable to holders pursuant to the terms of the CVP Stock.

MANDATORY REDEMPTION.........  On the Redemption Date, each share of CVP Stock
                               ("CVP Share") will be redeemed for payment of the lesser of (i) the amount, if any, by which the Target Price exceeds the Current Market Value, and (ii) the Maximum Redemption Amount.

TARGET PRICE.................  $40.

CURRENT MARKET VALUE.........  The volume-weighted average of the prices per share of Hilton Common Stock for all trades reported on the New York Stock Exchange ("NYSE") (or such other exchange on which shares of Hilton Common Stock are then listed) of shares of Hilton Common Stock during 20 trading days in the Valuation Period, randomly chosen on the first business day following the end of the Valuation Period by the public accounting firm then serving as the auditor of Parent's financial statements.

VALUATION PERIOD.............  The 45 trading day period immediately preceding
                               (but not including) the Redemption Date.

MAXIMUM REDEMPTION AMOUNT....  $12.

REDEMPTION DATE..............  The first anniversary of the effective time of the Proposed Merger (or if such date is not a business day, the next business day).

DISPOSITION REDEMPTION.......  Upon the consummation of a Disposition, the
                               Issuer will redeem the CVP Shares and pay to each holder, for each CVP Share held by such holder, the lesser of (i) the amount, if any by which the Discounted Target Price exceeds the fair market value (as determined by an independent financial expert) of the consideration, if any, received for each share of Hilton Common Stock by the holder thereof as a result of such Disposition and assuming that such holder did not exercise any right of appraisal granted under law with respect to such Disposition and (ii) the Maximum Redemption Amount. The Disposition Redemption will be effected on a date within 30 days after the Disposition selected by the Issuer (the "Disposition Redemption Date").

DISPOSITION..................  A merger, consolidation or other business combination involving Parent as a result of which no shares of Hilton Common Stock shall remain outstanding and the stockholders of Hilton immediately prior to the merger, consolidation or other business combination shall not own a majority of the voting power of the common equity securities received in such merger, consolidation or other business combination, or a sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the assets of Parent; provided, however, that a "Disposition" shall not mean, or occur upon, a merger of Parent and any wholly owned subsidiary of Parent, including the Issuer.

DISCOUNTED TARGET PRICE......  $40 discounted from the Redemption Date back to the Disposition Redemption Date at a per annum rate of 8%.

PERFORMANCE REDEMPTION.......  (a) In the event the volume-weighted average of the prices per share of Hilton Common Stock for all trades reported on the NYSE (or such other exchange on which shares of Hilton Common Stock are then listed) during any 20 consecutive trading day period prior to the Redemption Date equals or exceeds $40 per share, then the Issuer shall redeem the CVP Shares for the Minimum Redemption Amount per CVP Share in cash.

                               (b) In the event the Issuer determines that no
                                   amount is otherwise payable upon a
                                   redemption of the CVP Shares on the
                                   Redemption Date or the Disposition
                                   Redemption Date, as the case may be, the Issuer shall redeem the CVP Shares on such date for the Minimum Redemption Amount per CVP Share in cash.

MINIMUM REDEMPTION AMOUNT....  $0.001.

FORM OF PAYMENT..............  At Issuer's discretion, (i) cash, (ii) the equivalent trading value of Hilton Common Stock (based on the volume-weighted average of the prices per share of Hilton Common Stock for all trades reported on the NYSE (or such other exchange on which shares of Hilton Common Stock are then listed) during the 20 consecutive trading day period prior to payment), or (iii) any combination of the foregoing; provided, however, that payment of the Minimum Redemption Amount must be made in cash.

ANTIDILUTION.................  If Parent recapitalizes through a subdivision of its outstanding shares of Hilton Common
                               Stock into a greater number of shares of Hilton Common Stock, or a combination of its outstanding shares of Hilton Common Stock into a lesser number of shares of Hilton Common Stock, or reorganizes, reclassifies or otherwise changes its outstanding shares of Hilton Common Stock into the same or a different number of shares of other classes, or declares a dividend on its outstanding shares of Hilton Common Stock payable in shares of its capital stock or securities convertible into shares of its capital stock, the Issuer will similarly recapitalize, combine, reorganize, reclassify or otherwise change the CVP Shares and will appropriately adjust the Discounted Target Price, the Target Price, the Liquidation Preference and the Maximum Redemption Amount.

TRADING RESTRICTIONS.........  Parent shall not, and shall not permit any of its subsidiaries or affiliates to, purchase any shares of Hilton Common Stock in open market transactions, privately negotiated transactions or otherwise, on any day during the Valuation Period, except with respect to employee benefit plans and other incentive compensation arrangements.

LISTING......................  Issuer will use its reasonable best efforts to cause the CVP Stock to be listed on the NYSE, the American Stock Exchange, or The Nasdaq National Market.

  Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and, if applicable, the Rights and any other required documents should be sent by each stockholder of the Company or by such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY
                                (212) 858-2103

                                                        By Hand or Overnight
          By Mail:                By Facsimile:               Delivery:
         P.O. Box 84             (212) 858-2611           One State Street
    Bowling Green Station     Attn: Reorganization    New York, New York 10004
  New York, New York 10274-   Operations Department       Attn: Securities
             0064                                         Transfer Window,
     Attn: Reorganization                                   Subcellar One
    Operations Department

                        Confirm Facsimile by Telephone:

                                (212) 858-2103

  Any questions or requests for assistance or additional copies of the Offer to Purchase, this Second Supplement, the revised (green) Letter of Transmittal, and the revised (grey) Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                [LOGO OF MACKENZIE PARTNERS, INC. APPEARS HERE]

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)

                                      or

                         Call Toll-Free (800) 322-2885

                     The Dealer Manager for the Offer is:

                         DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           2121 Avenue of the Stars
                                  Suite 3000
                         Los Angeles, California 90067
                           (310) 282-5059 (Collect)

                                      or

                   Call Toll-Free (800) 237-5022, ext. 5059